ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS – 51	September 26, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE CLOSES PRIVATE PLACEMENT

Vancouver, B.C, September 26, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced it has closed a private placement for gross proceeds of $287,250 representing 191,500 units consisting of one common share at CDN $1.50, and one non-transferable share purchase warrant exercisable at CDN $1.65 for a one year period.

Proceeds from the placement will be used to further advance AccelRate’s “high-speed” battery charger technology for specific applications, and for general corporate purposes, including working capital.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use. AccelRate® SC “High-Speed” battery chargers are commercially available today for the motive power market.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.